

March 18, 2011

<u>Via E-mail</u>
Anthony Macaluso, CEO
Single Touch Systems Inc.
2235 Encinitas Boulevard, Suite 210
Encinitas, CA 92024

      Re: **Single Touch Systems Inc.**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed March 16, 2011
                File No. 333-170593

                Form S-1
                Filed March 16, 2011
                File No. 333-172844

Dear Mr. Macaluso:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment 1 to Form S-1 (File No. 333-170593)</u>

<u>Caution Regarding Forward-Looking Statements, page 1</u>

1.   You disclose in a risk factor on page 7 that you are an issuer of penny stock. Accordingly, delete the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 does not apply to statements made by an issuer of penny stock. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. This comment also applies to the disclosure on page 1 of your Form S-1, file no. 333-172844.

Selling Stockholders, page 28

2.   Please disclose the natural person or persons who have voting and investment control over the company's shares held by any entities listed as selling shareholders. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. This comment also applies to the disclosure on page 26 of your Form S-1, file no. 333-172844.

3.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   • the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   • at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate. This comment also applies to the disclosure on page 26 of your Form S-1, file no. 333-172844.

Where You Can Find More Information, page 35

4.   Please disclose the correct address of the SEC, which is 100 F Street, NE, Washington, DC 20549. This comment also applies to the disclosure on page 33 of your Form S-1, file no. 333-172844.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements, please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Hayden Trubitt, Esq.
        Stradling Yocca Carlson & Rauth